345 Court Street, Coraopolis, PA 15108

September 3, 2014

BY EDGAR SUBMISSION

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dick’s Sporting Goods, Inc.
Form 10-K for Year Ended February 1, 2014
Filed March 28, 2014
File No. 1-31463

Dear Ms. Thompson:

We have received your comment letter dated August 26, 2014, concerning the above referenced Form 10-K. The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response. By way of this letter, we confirm that the staff granted an extension of an additional 10 business days to complete our response, as discussed on September 2, 2014 via telephone by Robert Babula, Staff Accountant, and Ami Galani, Vice President, Senior Corporate Counsel & Assistant Secretary. We intend to provide our responses to the comment letter by no later than September 24, 2014. We sincerely appreciate your grant of the requested extension.
We acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing,

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or if you would like to discuss our responses further, please contact Ami Galani at (724) 273-4240.

Sincerely,
/s/ Jim Braim
Vice President, Controller